Exhibit 99.1

Sinovac Reports Unaudited Full Year 2008 and Fourth Quarter Financial Results

- Conference call scheduled for Thursday, April 9, 2009 at 9:00 a.m. ET -
- Provides full year 2009 sales guidance of $55 million to $60 million -

On Thursday April 9, 2009, 8:57 am EDT

BEIJING, April 9 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, today announced the Company's unaudited financial results for the three and twelve month periods ended December 31, 2008.

    Full Year 2008 Financial Highlights
-- Record full year 2008 sales increasing 39% year-over-year to $46.5 million
-- Sold 6.93 million doses of Healive® in 2008, up from 5.12 million in 2007
-- Record full year net income growing of 5% to $8.01 million
-- Full year EPS is $0.19
-- Cash and cash equivalents increased 93% to $32.9 million, compared to the beginning of 2008, due to an increase in operation profits, improved accounts receivable collection and raising capital.

    Business Highlights
-- In 2008, Sinovac initiated the development program of a vaccine against enterovirus 71 (EV 71), which causes hand, foot and mouth disease. Development is progressing on schedule and good achievements have been made to date. Sinovac expects to file clinical trial application with China SFDA in 2009.

-- Recognizing the sizeable market opportunity for animal vaccines, Tangshan Yian, Sinovac's wholly owned subsidiary, is focusing on the animal vaccine business to help drive growth. In January 2009, the Company obtained approval from China's Ministry of Agriculture to conduct field trials of internally developed inactivated animal rabies vccine. Sinovac expects the field trials to take approximately nine months to complete and to launch the vaccine in China's veterinary market in 2010.

-- Sinovac completed the pre-clinical trial for the Japanese encephalitis vaccine in 2008 and filed the clinical trial application with SFDA in January of 2009.
-- In an effort to enhance the competitiveness and improve efficiency of the sales force, Sinovac increased headcount and modified the marketing and sales organizational structure.
-- Sinovac continues to focus on expanding its product export opportunities by moving forward on product registration outside of China. In late 2008, Sinovac entered into exclusive distribution agreements for Healive in Nepal and India, and for Anflu in the Philippines. The local distribution partners in Nepal and Philippines filed applications with local authorities in 2008. The registration process for Anflu in Mexico and Healive in Ukraine are progressing on schedule. Sinovac sold 11,000 doses of Healive to the Mongolian market in 2009 and is currently negotiating a long-term distribution agreement.

-- In March 2009, Sinovac received GMP certification for its new filling and packaging production facility, increasing the Company's annual production capacity to 20 million doses, with the potential for 40 million doses

-- In October 2008, the Company established a wholly-owned subsidiary, Sinovac Biotech (Hong Kong) Ltd, which is focused on registering and distributing commercialized vaccines and those under development in Hong Kong and then will be responsible for product exports. The subsidiary will also help to facilitate opportunities for R&D collaboration in Hong Kong.

-- Sinovac has made progress in completing the clinical application to import and commercialize LG Life Sciences' hepatitis B vaccine, Euvax-B(TM), pursuant to the previously disclosed exclusive distribution agreement. Sinovac expects to obtain approval from the SFDA to conduct clinical trials for Euvax-B in China in 2009.

Mr. Weidong Yin, Chairman, President and CEO, commented, "We are pleased with our results for the quarter and the year, with full year 2008 sales up 39%, in line with our expectations. The sales of our vaccines continue to grow as awareness of the benefits of inoculations for hepatitis A and seasonal influenza increases across China. As reported in February 2009, the State Food and Drug Administration (SFDA) completed a site inspection of Sinovac in conjunction with the production capacity buildup program for Panflu, with the intention to protect China's residents if an outbreak of human bird flu should occur. In March, we received GMP certification at our filling and packaging production facility, which increased our annual production capacity to 20 million doses and provided the potential to double capacity to 40 million doses. This capacity expansion provides Sinovac with a solid foundation for supporting the government stockpiling program for Panflu and increasing the sales quantities for our commercialized vaccines, as well as providing for the future launch of products in our vaccine development pipeline. Although we are feeling the effect of the financial crisis, the healthcare industry is not very sensitive to the economic cycle. Sinovac has accumulated resources of technological expertise, operation management experiences, and investment capability, which positions the Company well to execute our sales growth strategy in 2009 and achieve our full year sales increase of 20% over 2008 levels.

"EV 71 causing foot, hand, mouth disease is a significant health concern among children across Asia, as the viral illness has reportedly infected more than 500,000 children in China last year. Our research and development team has made significant progress in advancing the pre-clinical studies. We are aiming to develop the world's first EV 71 vaccine and have recently presented its findings at the Chinese New Vaccines Reporting Conference. We are on track to file the clinical trial application with the SFDA in 2009 in order to commence human dosing. The Company holds the development rights to this first-of-its-kind vaccine and intends to submit the patent application for this vaccine in China in 2009. We anticipate that this vaccine should become a flagship product given the severity of recent hand, foot and mouth disease outbreak in China and other countries. As the developer of a vaccine against hand, foot and mouth disease, Sinovac is well positioned to address this global unmet medical need as cases continue to be reported in China and neighboring countries. Sinovac is proud to take a leadership position, as we did with Panflu, to benefit China and the world by developing and manufacturing high quality, novel vaccines," concluded Mr. Yin.

Twelve Months Ended December 31, 2008

For the twelve months ended December 31, 2008, sales reached $46.5 million, compared to $33.5 million for the full year 2007, representing 39% growth.

During the twelve months ended December 31, 2008, Sinovac sold 6.93 million doses of Healive, compared to 5.12 million doses for the same period in 2007. Sinovac sold 1.56 million doses of Anflu during the full year 2008, compared to 1.59 million doses for the same period of the prior year. The Company sold 255,000 doses of Bilive during the 2008 period, compared to 15,684 doses in the prior year period. For the first twelve months of 2008, Healive, Anflu, and Bilive as a percentage of sales represented 88%, 9% and 3%, respectively.

Gross profit for twelve months ended December 31, 2008 was $36.6 million, with a gross margin of 79%, compared to $27.0 million, or 81%, for the same period of 2007.

Total operating expenses for the twelve months ended December 31, 2008 were $21 million, compared to $13.6 million for the same period 2007. Selling, general and administrative expenses for the twelve months ended December 31, 2008 were $17.5 million, compared to $12.0 million in the same period of 2007. SG&A expenses as a percentage of sales represented 37.6% in the 2008 period, compared to 35.7% in the same period of last year.

Net expenditures on research and development expenses for the twelve months ended December 31, 2008 were $2.8 million, compared to $965,000 in the same period of 2007. The increase in R&D expense for 2008 was partly attributable to the expenses for the development of its vaccines against avian flu, EV 71 and animal rabies.

Operating income was $15.6 million for the twelve months ended December 31, 2008, compared to $13.5 million in the same period of 2007. The year-over-year increase in operating income reflected increased sales of hepatitis A and hepatitis A&B vaccine in 2008.

Net income for the twelve months ended December 31, 2008 included $702,000 of interest and financing expenses, $3.0 million of income taxes expense, $291,000 of interest and other income and $4.2 million of minority interest. Net income for the same period of 2007 included $478,000 of interest and financing expenses, $2.0 million of income taxes, $191,000 of interest and other income and $3.6 million of minority interest. Net income for the twelve months ended December 31, 2008 was $8.0 million, or $0.19 per diluted share, compared to $7.7 million, or $0.19 per diluted share, in the same period of 2007.

In March 2009, Sinovac Beijing was granted High and New Technology Enterprises (HNTE) status by the Chinese government. HNTEs are entitled to the preferential income tax rate of 15%, compared to the unified income tax rate of 25%, retroactively to January 1, 2008. Sinovac Beijing will benefit from the lower tax rate for a three-year period, covering 2008, 2009 and 2010.

Retroactively applying the HNTE tax rate of 15% for the full year ended December 31, 2008 resulted in a $2.1 million decrease in the provision of the current income tax with a corresponding reduction in the income tax liability and a $1.1 million increase in deferred income tax expense with an offset to deferred income tax assets. The rate change was recorded in the period that changes occurred.

Three Months Ended December 31, 2008

For the fourth quarter 2008, sales were $12.4 million, compared to $9.2 million in the fourth quarter 2007. The year-over-year increase in sales reflected Sinovac's strategy to continue to devote significant resources to marketing Healive to the private pay market in China, as compared to the market created by government purchasing initiatives under the Expanded Immunization Program that may include the lower priced, live hepatitis A vaccine produced by state owned entities.

During the fourth quarter of 2008, Sinovac sold 1.62 million doses of Healive, compared to 1.14 million doses for the same period of 2007. Sinovac sold 1.05 million doses of Anflu during the fourth quarter of 2008, compared to 0.52 million doses for the same period of the prior year. During the fourth quarter of 2008, Sinovac sold 21,000 doses of Bilive, compared to nil doses in the prior year period. For the fourth quarter of 2008, Healive, Anflu, and Bilive as a percentage of sales represented 78.8%, 1.5% and 19.7%, respectively.

Gross profit for fourth quarter 2008 was $7.7 million, with a gross margin of 63%, compared to $6.3 million, and a gross margin of 68%, for the same period of 2007.

Total operating expenses for the fourth quarter of 2008 were $4.6 million, compared to $3.0 million in the same period 2007. Selling, general and administrative expenses for the fourth quarter of 2008 were $4.1 million, compared to $2.5 million in the same period of 2007. SG&A expenses as a percentage of sales represented 33% in the fourth quarter of 2008, compared to 27% in the same period in the prior year. The increase in SG&A in the fourth quarter of 2008 was in line with the increased business activity in 2008. In particular, payroll and bonus, higher consulting fees, travel and other expenses drove the year-over-year increase.

Net expenditures on research and development expenses for the fourth quarter of 2008 were $359,000, compared to $354,000 in the same period of 2007. The R&D expenses in the quarter are mainly incurred for the advancement of its vaccine candidates in the pre-clinical development pipeline, including Sinovac's vaccine against EV 71 and its human rabies candidate.

Operating income was $3.1 million for the fourth quarter of 2008, compared to $3.3 million in the same period of 2007. The year-over-year variance in operating income reflected relatively moderate higher expense in the fourth quarter.

Net income for the fourth quarter of 2008 included $284,000 in income tax recovery, $327,000 interest and other income and $1.4 million of minority interest. Net income for the same period of 2007 included $184,000 of interest and financing expenses, $42,000 of income taxes expense, $111,000 other expenses and $965,000 of minority interest. Net income for the fourth quarter of 2008 was $2.4 million, or $0.06 per diluted share, compared to $2.0 million, or $0.05 per diluted share, in the same period of 2007.

As of December 31, 2008, Sinovac's cash and cash equivalents totaled $32.9 million, compared to $20.5 million as of September 30, 2008. The 60.4% increase in cash and cash equivalents compared to the third quarter of 2008 was primarily attributable to improved accounts receivables collection.

Recent Developments

Following the completion of a large scale, post-approval marketing study, the safety and immunogenicity of Sinovac's seasonal influenza vaccine, Anflu, was analyzed and reviewed by 18 provincial and municipal CDC entities at the Summary Conference of Phase IV Clinical Research held in October 2008. The experts from the China CDC and provincial CDCs presented findings that confirm that Anflu has a good safety and immunogenicity profile. CDC experts also stated that the safety and immunogenicity profile of Anflu are equivalent to the imported flu vaccines used as control vaccines in the trial.

Sinovac continues to focus on expanding its product export opportunities by moving forward on product registration outside of China. Sinovac has entered into exclusive distribution agreements for Healive in Nepal and India, and for Anflu in the Philippines. Distribution partners in Nepal and Philippines filed applications with local authorities in 2008. The registrations for Anflu in Mexico and Healive in Ukraine are progressing on schedule. These local distribution partners are well positioned to help expand the global reach of Sinovac's vaccines by commercializing Sinovac's products outside of China. In January 2009, Sinovac responded to the emerging hepatitis A epidemic situation in Mongolia by selling 11,000 doses of Healive to the Mongolian market through the Company's agent in China. Sinovac has received positive market feedback in the region and is evaluating opportunities to enter a long-term distribution agreement for the Mongolian market.

Related to the Phase II clinical trial for the pandemic split influenza vaccine, the on-site activities, including inoculation, blood collection and safety inspection, were completed in October 2008. The testing of HI (hemagglutination inhibition) antibody in subjects' serum has also been completed. Sinovac has received the serum antibody testing report from NICPBP (National Institute for the Control of Pharmaceutical and Biological Products). The unblended result shows the vaccine has good safety and immunogenicity profile. Sinovac is currently conducting the detailed analysis and preparing the summary report.

In January 2009, the Company's wholly owned subsidiary, Tangshan Yian Biological Engineering Co., Ltd, obtained approval from China's Ministry of Agriculture to conduct field trials of its internally developed inactivated animal rabies vaccine, enabling the Company to enter the veterinary vaccine market in China with a high quality domestically-produced vaccine. Sinovac anticipates that the field trials will take approximately nine months to complete and that the vaccine will be launched in China's veterinary market in 2010.

As reported by media sources in February 2009, the State Food and Drug Administration (SFDA) completed a site inspection of Sinovac in conjunction of the government stockpiling program for Panflu, the pandemic influenza vaccine for which Sinovac holds manufacturing rights, to protect China's residents if an outbreak of human bird flu should occur. The production of the H5N1 vaccine for stockpiling is progressing on schedule.

In March 2009, Sinovac received GMP certification from the SFDA for its new filling and packaging production facility. With the receipt of the GMP certification, Sinovac's annual production capacity increased to 20 million doses, and has the potential to double to 40 million doses. This production milestone ensures that Sinovac can fully meet increasing market demand and potential production increases for currently commercialized products, such as Healive, Bilive and Anflu. The filling and packaging production plant also has the capabilities to fill and package Panflu, in support of the government stockpiling program, as well as products currently in Sinovac's development pipeline upon future launch following regulatory approval.

In 2008, Sinovac initiated the development program of a vaccine against EV 71. Development is progressing on schedule and good achievements have been made to date. The findings from the pre-clinical studies for the EV 71 vaccine were recently presented at the Chinese New Vaccines Reporting Conference. Sinovac is on track to file a clinical trial application with China SFDA in the third quarter of 2009. The Company holds the development rights to this first-of-its-kind vaccine and intends to submit the patent application for this vaccine in China in 2009. According to the March 27, 2009 report issued by China's Ministry of Public Health, there were 41846 cases of hand, foot, and mouth disease were reported in China from January 1, 2009 through mid-day on March 26, 2009, among which 94 of which were severe cases. The reported cases are mainly from young children under 5 years old (93.96% of total reported cases). Among the confirmed cased after testing in laboratory, 75% of the cases are caused by EV71. Additionally, hand, food and mouth disease incidence has been reported in both developed countries and developing countries in the past, indicating that it is a worldwide disease. Given the current severity of the hand, foot and mouth disease outbreak in China and other countries, Sinovac expects this new vaccine to become another flagship product in the future.

Sinovac is processing the clinical application to import and commercialize LG Life Sciences' hepatitis B vaccine, Euvax-B(TM), pursuant to the previously disclosed exclusive distribution agreement. Sinovac expects to obtain approval from the SFDA to conduct clinical trials in China in 2009 and intends leverage its established sales and marketing organization to distribute Euvax- B in China.

2009 Guidance

For the full year 2009, the Company expects sales of $55 million to $60 million, an increase of about 20% over 2008 sales. The 2009 sales growth rate assumes that (1) Healive will continue to generate a significant portion of Sinovac's sales revenue. Sinovac expects to maintain its leading position in the private market, while also actively exploring the opportunity to penetrate the public market without adjusting the selling price; (2) Sinovac will focus on driving growth of Bilive in the private market; and (3) Sinovac will increase sales of Anflu as the Company continues to raise awareness of the benefits of receiving the flu vaccination.

Conference Call Details

The Company will host a conference call on Thursday, April 9, 2009 at 9:00 a.m. ET (9 p.m. China Standard Time) to review the Company's fourth quarter financial results for the period ended December 31, 2008 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 12:00 p.m. ET on April 9, 2009 until April 23, 2009. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 319008. A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning April 9, 2009 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive®

(combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing a universal pandemic influenza vaccine and Japanese encephalitis vaccine. Its wholly-owned subsidiary, Tangshan Yian is currently conducting field trials for the first domestically-developed inactivated animal rabies vaccines. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors:
     Stephanie Carrington/Amy Glynn
     The Ruth Group
     Tel:   +1-646-536-7017/7023
     Email: scarrington@theruthgroup.com
            aglynn@theruthgroup.com

    Media
     Janine McCargo
     The Ruth Group
     Tel:    +1-656-536-7033
     Email:  jmccargo@theruthgroup.com